Filed by: Quest Diagnostics Incorporated

                       This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                                       Subject Company:       Unilab Corporation
                                       Commission File No.:   0-22758


FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:
On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4 and a Schedule TO, and Unilab filed a Solicitation/Recommendation Statement on
Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, have been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

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            Quest Diagnostics Incorporated
            One Malcolm Avenue
            Teterboro, New Jersey 07608

[LOGO]                                               News From Quest Diagnostics
                                                     ---------------------------

Contacts:

Laure Park (Investors): 201-393-5030
Gary Samuels (Media): 201-393-5700

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                    QUEST DIAGNOSTICS LAUNCHES EXCHANGE OFFER
                        FOR SHARES OF UNILAB CORPORATION

TETERBORO, N.J., MAY 15, 2002 - Quest Diagnostics Incorporated (NYSE: DGX), the nation's leading provider of diagnostic testing, information and services, announced that it commenced today its previously announced cash election exchange offer for all outstanding shares of Unilab Corporation common stock. The exchange offer is scheduled to expire on June 17, 2002. A copy of Quest Diagnostics' prospectus and letter of transmittal, together with Unilab's
Schedule 14D-9, will be sent to Unilab's stockholders. Quest Diagnostics' Registration Statement on Form S-4 and a Schedule TO was filed today with the Securities and Exchange Commission.

As previously announced, in exchange for each of their Unilab shares, Unilab stockholders may elect to receive $26.50 in cash or 0.3256 shares of Quest Diagnostics common stock. The transaction will be effected as follows: a cash election exchange offer in which Unilab stockholders who tender their shares will receive, at their election, $26.50 in cash or 0.3256 shares of Quest Diagnostics common stock in exchange for each of their Unilab shares;

followed by a stock-for-stock merger in which each Unilab common share not tendered in the exchange offer will be converted into 0.3256 shares of Quest Diagnostics common stock.

The aggregate amount of cash payable to Unilab stockholders will be subject to proration if the stockholders of Unilab elect to receive cash with respect to more than 30% of the outstanding common stock of Unilab. Unilab has approximately 37.4 million shares of common stock outstanding on a fully diluted basis. If the stockholders of Unilab elect to receive cash for 30% of the outstanding common stock, and if all options are exercised, Quest Diagnostics would issue approximately 8.5 million shares and pay approximately $297 million in cash to stockholders of Unilab.

Kelso Investment Associates VI, L.P. and KEP VI, LLC, Unilab's largest stockholders and the holders of approximately 42% of its currently outstanding common stock, have agreed to tender all of their Unilab shares into the exchange offer.

Completion of the exchange offer is subject to the satisfaction of customary conditions, including the tender of a majority of Unilab's common stock on a fully diluted basis, and regulatory review.

For additional information on the cash election exchange offer, Unilab shareholders may contact Georgeson Shareholder Communications at 212-440-9800. In addition, Merrill Lynch is the Dealer Manager for the exchange offer and may be contacted toll free at 866-276-1462.

About Quest Diagnostics
Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, providing insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: www.questdiagnostics.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4 and a Schedule TO, and Unilab filed a Solicitation/Recommendation Statement on
Schedule 14D-9,
with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, has been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #